Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
March 20, 2008 at 10:15 am

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Novator Finland Oy's shareholding in Amer Sports Corporation has fallen below 15 percent of the company's shares and voting rights, while the combined direct and potential shareholding remains at 20.11 percent of the shares and voting rights.

On March 19, 2008, Novator Finland Oy sold 7,000,000 shares and entered into OMX market forwards representing 7,000,000 shares, representing 9.58 percent of the company's shares. Novator Finland Oy now directly holds 7,668,900 Amer Sports Corporation shares, representing 10.53 percent of the company's shares and voting rights. When the OMX market forwards mature on May 16, 2008, Novator Finland Oy's direct shareholding in Amer Sports Corporation will exceed one-fifth (1/5) of the company's shares and voting rights.

Amer Sports Corporation capital consists of 73,045,551 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
March 20, 2008 at 11.00 am

AMER SPORTS CORPORATION: FRANKLIN'S HOLDING IN COMPANY BELOW 5%

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc. represents 4,96 percent of the Company's share capital and voting rights.

Amer Sports' capital consists of 73.045.551 shares in issue.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END